Exhibit 99.1

HL Acquisitions Corp and Fusion Fuel Green Ltd Amend Business Combination Agreement and Sign Commitments for $25M Capital Raise

August 25, 2020

New York, New York and Dublin, Ireland , Aug. 25, 2020 (GLOBE NEWSWIRE) -- HL Acquisitions Corp (“HL”, NASDAQ: HCCH, HCCHU, HCCHR, HCCHW) and its business combination partner, Fusion Fuel Green Ltd (“Fusion Fuel Green”), jointly announced they have signed commitments for a private placement of 2.45 million shares of Fusion Fuel Green at a price of $10.25/share, representing gross proceeds of $25,112,500 (the “Private Placement”). The closing of the Private Placement is conditioned upon, and will occur simultaneously with, the consummation of the Business Combination Agreement (“BCA”), dated as of June 6, 2020, between HL, Fusion Fuel Green, and the other parties thereto.

In connection with the Private Placement, the parties to the business combination have amended and restated the BCA to eliminate the condition that the combined company retain at least €22.8 million in net cash proceeds from HL’s trust fund upon the closing of the business combination. The parties have also agreed to eliminate the financing earnout condition from the contingent consideration terms.

Commenting on the Private Placement, Jeffrey Schwarz, HL’s CEO said, “We were very pleased with the outcome of the capital raise and the strong response we received from investors. With the minimum cash condition eliminated, and having filed on August 12th the proxy for HL’s shareholder meeting to approve the BCA, we are on track to close the Business Combination early in the fourth quarter.

We have seen increasing interest from both government and industry in investment opportunities across the hydrogen value chain. As a result, we have grown even more excited about the opportunity that the transaction with Fusion Fuel Green provides to build a global player in the hydrogen space, accelerate the energy transition, and create value for HL shareholders.”

Frederico Figueira de Chaves, CFO of Fusion Fuel Green remarked, “By removing the uncertainty associated with the minimum cash condition, we are now able to fully focus our efforts on building the company to capitalize on the rapidly developing market for Green Hydrogen. Our proprietary technology and process for cost effectively producing Green Hydrogen uniquely positions us to serve existing markets for hydrogen such as oil refining and ammonia production, as well as emerging markets like hydrogen injection into natural gas networks, and the transportation sector, where hydrogen is especially well positioned for use by buses, commercial fleets, and heavy duty vehicles.

In the months since we entered into the BCA, we have seen an increase in commercial opportunities, both in our home market of Portugal as well as in adjacent geographies. The government of Portugal recently selected our proposed Sines 1-5 projects to be included on a short list of designated Important Projects of Common European Interest (“IPCEI”) to be brought before the European Commission for financing and support. We are excited to soon break ground on our scale demonstrator project in Évora, which will be Portugal’s first Green Hydrogen farm, and its initial pilot for hydrogen injection into the gas grid. The additional capital provided by the private placement will be used to augment our existing production capacity, broaden our commercial footprint, and expand on our projected portfolio of Green Hydrogen farms.”

For additional information on the amended and restated BCA and capital raise, see HL’s Current Report on Form 8-K, which will be filed promptly and which can be obtained on the Securities and Exchange Commission’s website (http://www.sec.gov).

No Offer or Solicitation

This communication shall neither constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

Forward looking statements

Certain statements made in this release are “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used in this press release, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside HL’s or Fusion Fuel’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statement, including, among other things, the number of HL shareholders voting against the business combination proposals and/or seeking conversion, the occurrence of any event, change or other circumstances that could give rise to the termination of the BCA, the ability to maintain the listing of Fusion Fuel Green’s securities on Nasdaq or another national securities exchange following the business combination, changes adversely affecting the businesses in which Fusion Fuel Green is engaged, management of growth, general economic conditions, including changes in the credit, debit, securities, financial or capital markets, the impact of COVID-19 or other adverse public health developments on Fusion Fuel Green’s business and operations, and the other risks and uncertainties set forth in the Registration Statement on Form F-4 filed by Fusion Fuel Green with the Securities and Exchange Commission (“SEC”) on August 12, 2020. You are cautioned not to place undue reliance on these forward-looking statement, which speak only as of the date of this press release.

Additional Information and Where to Find It

HL and Fusion Fuel Green each filed a preliminary proxy statement/prospectus with the SEC on August 12, 2020, and will file a definitive proxy statement/prospectus and other relevant documents with the SEC. The definitive proxy statement/prospectus will be mailed to HL shareholders as of a record date to be established for voting on the proposed business combination. INVESTORS AND SECURITY HOLDERS OF HL ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the proxy statement/prospectus and other documents containing important information about HL and Fusion Fuel Green once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov.

Contact:
Jeffrey E. Schwarz
Chief Executive Officer
HL Acquisitions Corp.
(212) 486-8100

Frederico Figueira de Chaves
Director
Fusion Fuel Green Limited
+351 960 439 641